SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer



CERVEJARIA ambev

3Q19 Results
October 25, 2019

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the third quarter of 2019 (3Q19). This presentation should not be considered as a complete document and should be analyzed together with the Company's quarterly information form (ITR) for the second quarter and the respective press release, both available on the U.S. Securities and Exchange Commission – SEC and the CVM website. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this presentation are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures (EBITDA, EBIT, Profit, EPS) before exceptional items adjustments. exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the third quarter of 2018 (3Q18). Values in this presentation may not add up due to rounding.

Financial Highlights 3Q19

+5.9%	Net Revenue
+5.1%	Net Revenue per hL
+0.8%	Volume
-5.4%	EBITDA
-450 bps	EBITDA Margin
-15.8%	Normalized Net Profit



Beer Brazil

3Q19 Financial Highlights

Revenue +1.1%
Revenue per hL +4.0%

Volume -2.8%
Industry growth of low single digits, according to Nielsen

Cash COGS/hL +26.5%
Driven mainly by FX and higher commodities prices

Cash SG&A -9.1%
Lower variable compensation accruals and savings in non-working money

EBITDA -7.0%
Margin **contraction of 350bps** to **40.3%**



Brazil NAB

3Q19 Financial Highlights

Revenue +13.6%
Revenue per hL +6.6%

Volume +6.5%
Industry growth of low single digits, according to Nielsen

Cash COGS/hL +53.7%
Mostly explained by a hard comparable in 3Q18

Cash SG&A +32.5%
Higher distribution expenses related to volume growth and investments in our brands

EBITDA -44.3%
Margin **contraction of 2,640bps** to **25.4%**



Central America and the Caribbean

3Q19 Financial Highlights

Revenue +6.8%
Revenue per hL +3.8%

Volume +2.8%

Cash COGS/hL -1.4%

Cash SG&A -6.8%
Savings in non-working money and lower variable compensation accruals due to different phasing from 2018

EBITDA +20.1%
Margin **expansion of 470bps** to **41.5%**



CERVEJARIA ambev

Central America and the Caribbean

3Q19 Commercial Highlights

Dominican Republic

In the core segment, we launched the summer campaign "La Fría más Fría" for **Presidente**, our leading brand in the Dominican Republic, which consisted of an extensive experience platform and refreshing ritual.


ESTE VERANO UBICA LA FRÍA +FRÍA
EL FURGÓN FRÍO
+ FRÍA


ESTE VERANO UBICA LA FRÍA +FRÍA


TE PONEMOS LAS PINTAS PARA QUE
CELEBRES CON NOSOTROS
6 UNID. + 1 GRATIS
6 UNID. + 1 GRATIS
24 UNID. + 2 GRATIS
6 UNID. + 1 GRATIS

Panama

We launched a multi-category campaign targeting consumers celebrating **Cerveceria Nacional's** 110th anniversary


EL PLÁSTICO NO PERTENECE AL PARAÍSO
PLAYA FUERTE SAN GIL, MALECÓN
LUNES 16 DE SEPTIEMBRE
4:30 P.M. · SANTO DOMINGO
SWIPE UP
GREENBOWL






TIME OUT
Buckets

Premiumization

Roll out of our premiumization strategy in the region, developing our brands **Corona, Stella Artois, Modelo and Budweiser** through customized execution and experiential events. Corona continues to engage consumers to act on the protection of the oceans against plastic.

Latin America South

3Q19 Financial Highlights

Revenue +22.3%
Revenue per hL +15.3%

Volume +6.0%

Cash COGS/hL +28.6%
Mostly driven by unfavorable FX

Cash SG&A +32.4%
Mainly driven by inflation in Argentina

EBITDA +7.9%
Margin **contraction of 530bps** to **38.2%**



Latin America South

3Q19 Commercial Highlights

- In Argentina, we maintain our strategy of **differentiating the core.**
  - **Quilmes, our classic lager**, continued the 360 campaign "Hecha con Cariño".
  - **Brahma, our easy drinking lager,** activated a campaign in Friend´s day capturing attention of the legal drinking age younger public.
- The **core plus segment** posted strong growth in Argentina, driven by Andes Origen, with the launch of the single serve returnable glass bottle of the red lager.
- Our **premium portfolio** continues to show promising results in the whole region. In Argentina the premium portfolio grew double digits, led by Corona and Stella Artois. In Chile, the premium portfolio also grew double-digits, with Cusqueña growing triple-digits this quarter


ANDES
ORIGEN
MENDOCINA


LA PINTA DE LA PAZ
Hoy se sirve La Pinta de la Paz en nuestros Clásicos por primera vez
Sedes Esmeralda 574 y Arenales 2896
(hasta agotar stock)


0:00 / 0:45


SUPERIOR
TASTE AWARD
BRUSELAS 2019
CUSQUEÑA


Be a King


Corona
FESTIVAL
SAVE THE DATE
24 DE AGOSTO
FARELLONES


CERVEZA BOLIVIANA
DESDE 1886
Nueva imagen.
Mismo orgullo.
Mismo sabor.
PACEÑA

Canada

3Q19 Financial Highlights

Revenue -3.2%
Revenue per hL +2.0%

Volume -5.1%
Mostly driven by a decline in the beer industry

Cash COGS/hL +7.6%
Increased commodities prices, higher mix of imported beers and lower dilution of fixed costs

Cash SG&A +0.9%
Driven by increased logistics expenses, partially offset by savings in non-working money

EBITDA -14.9%
Margin **contraction of 390bps** to **28.4%**



Canada

3Q19 Commercial Highlights

- Our **core and core plus** brands continued to deliver strong results:
  - **Michelob Ultra**, supported by the health and wellness platform, remains the **fastest growing brand** in Canada.
  - **Bud Light** maintained its momentum, **growing share**.
- In the **premium segment,** our portfolio grows ahead of the industry. **Corona** leads the way, being the **fastest growing premium** brand in the country.

Bud Light


MEET THE FAM.
BUD LIGHT
1 OF 3 BONUS PARTY ITEMS
BUD LIGHT MADE FOR LIVING.

Michelob Ultra


FREE DRY FIT SHIRT
ULTRA
THE ULTRA NIGHT RUN

Premium


STELLA ARTOIS
STELLA ARTOIS Belgium
STELLA ARTOIS
SENSORIUM MEAL HACK
Create a scent bomb to elevate flavour
Corona
TORONTO
FREE #CORONACRUISER TO THE ISLAND

3Q19 Financial Results

Net Financial Results totaled an **expense of 306 million reais**, **53.7% lower** than in 3Q18.

Financial Results (R$ Million)	3Q19
Interest Income	626
Interest Expenses	-394
Derivative Instruments	-312
Non-derivative Instruments	-291
Taxes on Financial Transactions	-58
Other	-121
Exceptional financial income	174
Impact of Hyperinflation Accounting	70
Total	-306

Strategic Platforms

BRAZIL BEER

Strategic Platforms

Category Framework & Portfolio Strategy

- Premiumize at Scale
- Differentiate the Core
- Drive Smart Affordability



Dream
Culture
People

- Sustainability
- Drive Operational Excellence
- Business Transformation Enabled by Technology

Lead Innovation

Premiumize at Scale

Occasion and Brand Experience


Budweiser
Budweiser
THE KING OF BEERS.
Stella food & friends
6 DIAS DE
EXPERIÊNCIAS GASTRONÔMICAS
BE OUR GUEST!
Sofisticadamente
SIMPLES
Corona x Parley
APRESENTAM
Corona x Parley

3Q19 Highlights

- **Premiumization** is a continuous trend and our strength is a **superior** portfolio
- Premium **portfolio** grew **double digits** in the quarter, led by global brands
- Very excited with latest launches: **Beck's** and **Colorado Ribeirão Lager**

Differentiate the Core

Bohemia posted triple-digit growth for the 3rd consecutive quarter

BRAHMA Chopp Family

SKOL Family

BOHEMIA


BRAHMA
SKOL
BOHEMIA


BRAHMA
Chopp
CHOPPBRAHMAEXPRESS.COM.BR
A PURO MALTE
que desce redondo.
SKOL

Drive Smart Affordability

PACKAGING


BRAHMA
SKOL
mini
RETORNÁVEIS
SKOL
BRAHMA
SKOL
PILSEN
MAIS BRAHMA POR MENOS
BRASIL

REGIONAL BRANDS




MAGNÍFICA
DO MARANHÃO
LEGÍTIMA
DO CEARÁ
NOSSA
DE PERNAMBUCO

Drive Operational Excellence



IBGE
Instituto Brasileiro de Geografia e Estatística

Maptitude
www.MappingSoftware.com

tripadvisor

Neoway

7K
TERRITORIES BY MATURITY LEVEL




LOWER MARKET MATURITY
EL Dorado
ELDORADO
HIGHER MARKET MATURITY
FULL DIGITAL DDC
CERVEJARIA
ambev

Drive Operational Excellence

CUSTOMERS CAN OPEN REQUESTS IN ALL CHANNELS


B2B
SAV
WHATSAPP
TELESALES
AMBEV TEAM

REQUESTS WILL BE SOLVED ON THE CXC - CENTRALISED

EMPOWERED TEAM READY TO SOLVE ALL CUSTOMER'S REQUESTS

SOLVE ALL REQUESTS



CUSTOMER EXPERIENCE

CONNECTED TO THE CUSTOMER AND TO OUR OPERATIONS

Business Transformation enabled by Technology

VENDA CERTA

Big Data and sales algorithm fueled by machine learning to provide the ideal portfolio.

parceiro ambev

Enabling time to our sales team to focus even more in costumes experience. In September, Parceiro Ambev surpassed 200 thousand clients, compared to 66 thousand in January.

HBSIS

We continued with HBSIS integration, expanding and improving technology to other areas of Ambev with more agility and scale. HBSIS ended the quarter with more than 500 developers.

draftline®

Improving consumer intimacy, building a proprietary audience base, extracting real time consumer insights and delivering, thus, precise media.

Sustainability 2025 Goals

CERVEJARIA ambev

Water

100%

of our communities

in high-stress areas will have measurably improved water availability and quality

Smart agriculture

100%

of our direct farmers

will be skilled, connected, and financially empowered

Climate action

100%

of our purchased electricity

will be from renewable sources and a 25% reduction in CO_2 emissions across our value chain (science-based)

Circular packaging

100%

of our products

will be in packaging that is returnable or made from majority recycled content

Entrepreneurship

100%

of our entrepreneurs

will be skilled with the necessary tools to evolve

Superior Portfolio


PATAGONIA
Leffe
Corona Extra
BECK'S
STELLA ARTOIS
Budweiser
Colorado
APPIA
DEMOISELLE
RIBEIRÃO LAGER
CAUIM
ANTARCTICA
ORIGINAL
SERRAMALTE
BOHEMIA
SKOL
SKOL PILSEN
SKOL PURO MALTE
BRAHMA
NOSSA
LEGITIMA
PILSEN

CERVEJARIA
ambev